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SEC FILE NUMBER
8-70120

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Upmarket Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1525 McCarthy Boulevard #1000
(No. and Street)

Milpitas	CA	95035
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Daniels	(516) 281-4242	robert.daniels@upmarket.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDG-CPA's
(Name – if individual, state last, first, and middle name)

76 N. Walnut St	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

2/18/2004	1167
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Robert Daniels, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Upmarket Securities, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CCO CCO

[signature]
Notary Public

CHRISTIE H. WEICHERT
Notary Public, State of New York
Reg. No. 01WE6161283
Qualified in Suffolk County
Commission Expires Feb 20, 2027

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UPMARKET SECURITIES LLC

RESTATED FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

DECEMBER 31, 2023

UPMARKET SECURITIES LLC

CONTENTS

	Pages
Report of Independent Registered Public Accounting Firm	1-2
Restated Financial Statements	
Restated Statement of Financial Condition at December 31, 2023	3
Restated Statement of Operations for the Year Ended December 31, 2023	4
Restated Statement of Changes in Member's Equity for the Year Ended December 31, 2023	5
Restated Statement of Cash Flows for the Year Ended December 31, 2023	6
Notes to Restated Financial Statements	7-9
Supplementary Information	
Supplementary Schedules	
Restated Computation of Net Capital Under Rule 15c3-1 of the U.S. Securities and Exchange Commission at December 31, 2023	10
Report of Independent Registered Public Accounting Firm on Exemption Report	11
Exemption Report	12

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Upmarket Securities LLC (f/k/a MX Securities LLC and Meixin Securities LLC):

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Upmarket Securities LLC as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Upmarket Securities LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the financial statements, the December 31, 2023 financial statements have been restated to correct a misstatement. This restatement caused the Company to be periodically in violation of SEA Rule 17a-11 for the period from January 31, 2023 to February 1, 2024. On April 26, 2024, the Company filed a financial notification with FINRA and the SEC to notify them that the net capital had fallen below the minimum amount required. At December 31, 2023, the Company had the required minimum net capital and was in compliance with SEA Rule 15c3-1.

Basis for Opinion

These financial statements are the responsibility of Upmarket Securities LLC's management. Our responsibility is to express an opinion on Upmarket Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Upmarket Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information listed in the accompanying Contents has been subjected to audit procedures performed in conjunction with the audit of Upmarket Securities LLC's financial statements. The supplemental information is the responsibility of Upmarket Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDG-CPAs

We have served as Upmarket Securities LLC's auditor since 2019.

BDG-CPAs, PC
Ridgewood, New Jersey
March 27, 2024, except for Notes 4 and 8, as to which the date is May 20, 2024

UPMARKET SECURITIES LLC
RESTATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

ASSETS		
Cash	$	145,660
Accounts receivable, net of $65,000 allowance for doubtful accounts		24,891
Prepaid expenses and other assets		20,026
Property and Equipment, net of accumulated depreciation of $6,030		3,203
TOTAL ASSETS	$	193,780

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	103,114
Due to related party		28,117
TOTAL LIABILITIES		131,231
MEMBER'S EQUITY		62,549
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	193,780

The accompanying notes are an integral part of these financial statements.

UPMARKET SECURITIES LLC
RESTATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUES	
Private placement fees	$ 962,193
TOTAL REVENUES	962,193
EXPENSES	
Payroll	709,755
Commissions	134,866
Professional fees	121,825
Insurance	70,995
Bad debts	30,237
Regulatory	39,414
Marketing	32,267
Facilities	12,290
Travel & entertainment	8,483
Computer & internet	5,302
Office	4,581
TOTAL EXPENSES	1,170,015
NET LOSS	$ (207,822)

The accompanying notes are an integral part of these financial statements.

UPMARKET SECURITIES LLC
RESTATED STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

MEMBER'S EQUITY, JANUARY 1, 2023	$	140,798
Member's Contributions		129,573
Net loss		(207,822)
MEMBER'S EQUITY, DECEMBER 31, 2023	$	62,549

The accompanying notes are an integral part of these financial statements.

UPMARKET SECURITIES LLC
RESTATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (207,822)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	2,758
Provision for bad debts	40,000
Changes in operating assets and liabilities:	
Accounts receivable	(16,016)
Prepaid expenses	(604)
Accounts payable and accrued expenses	77,098
Due to related party	28,117
NET CASH USED IN OPERATING ACTIVITIES	(76,469)
CASH FLOWS FROM INVESTING ACTIVITIES:	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	129,573
NET CASH PROVIDED BY FINANCING ACTIVITES	129,573
NET CHANGE IN CASH	53,104
CASH, BEGINNING OF PERIOD	92,556
CASH, END OF PERIOD	$ 145,660
Supplemental cash flows disclosures:	
Income tax payments	$ -
Interest payments	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Upmarket Securities LLC (F/K/A MX Securities, LLC and Meixin Securities, LLC) (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in August 2017, under the laws of the State of Delaware, and commenced operations on May 1, 2019. On January 4, 2022, the Company changed its name from MX Securities, LLC to Upmarket Securities, LLC.

The Company is a single member LLC, wholly owned by Upmarket Holdings, Inc. (the "Sole Member"). The Company was formed to provide private placement of securities to institutional clients and high net worth individuals.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

ASC 606 Revenue Recognition

In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606) ("ASC 606"). The requirements of ASC 606 were effective for the Company for the year ended December 31, 2018. The Company adopted the standard on January 1, 2018 using the modified retrospective approach, and, in conjunction with the adoption, management evaluated the new guidance in ASC 606 and determined that there was no change in the manner that the Company recognizes revenue. Furthermore, management has determined that the required guidance in ASC 606 does not have an impact on the Company's financial or regulatory capital.

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax purposes. As a result, no federal or state income taxes are provided as they are the responsibility of the Managing Member.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2023, the Company had net capital of $14,429, which exceeded its requirement of $8,749 by $5,680. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2023, this ratio was 9.09 to 1. See Note 8.

Note 4 - Related Party Transactions

The Company has an Expense Sharing Agreement ("Agreement") with the Sole Member, Upmarket Holdings, Inc. Upmarket Holdings, Inc. pays payroll and administrative expenses on behalf of the Company. Direct expenses of the Company are outside the scope of this agreement and are paid directly by the Company. During the year ended December 31, 2023, the Company recorded $34,176 of expenses under this agreement. The Company owed $28,117 to this related party at December 31, 2023.

The Company has an Expense Sharing Agreement ("Agreement") with Upmarket Group, Inc., a related party through common ownership. Under this Agreement, the Company pays certain administrative and payroll expenses on behalf of Upmarket Group, Inc. During the year ended December 31, 2023, the Company recorded $95,787 of expenses on behalf of Upmarket Group, Inc. under the agreement. Upmarket Group, Inc. owed $0 to the Company at December 31, 2023.

The Company has an Expense Sharing Agreement ("Agreement") with Meixin Group, Inc., a related party through common ownership. The agreement covers facilities, personnel and administrative expenses. Direct expenses of the Company are outside the scope of the Agreement and are paid directly by the Company. During the year ended December 31, 2023, The Company did not record any expenses under this Agreement. The Company owed $0 to Meixin Group, Inc. at December 31, 2023.

Note 5 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

During the year 2023, two customers accounted for 51% and 17% of total revenues. At December 31, 2023, $24,516 was receivable from these two customers.

Note 6 - Revenues from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes fee income from private placement services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company recognizes revenue as earned based on when performance obligations are met. The Company records Private Placement fees at the point in time when services for the transactions are completed under the terms of each engagement, which is typically at the closing of the transaction. The recognition of Management fees is based on the individual contract terms.

Note 7 - Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit during the year ended December 31, 2023.

Note 8 - Restatement of Previously Issued Financial Statements

Subsequent to the issuance of the Company's audited annual Financial statements as of and for the year ended December 31, 2023, the Company has restated such Financial Statements to increase expenses and liabilities by $28,117. This restatement is the result of a FINRA cycle examination which identified expenses paid on behalf of the Company by a related party. This restatement also resulted in an increase in due to related party and a decrease in Member's Equity and net capital of $28,117. See Note 4.

In addition, this increase in liabilities also caused the Company's net capital to fall below the required minimum at various times throughout the period from January 31, 2023 through February 1, 2024. On April 26, 2024, the Company filed a financial notification with FINRA and the SEC to notify them that the net capital had fallen below the minimum amount required. At December 31, 2023, the Company had the required minimum net capital and was in compliance with SEA Rule 15c3-1. See Note 3.

Note 9 - Subsequent Events

No other events have been identified which would require disclosure in these restated Financial Statements.

UPMARKET SECURITIES LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2023

RESTATED COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Member's Equity	$	62,549
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		48,120
NET CAPITAL		14,429
Less: Minimum net capital requirements at 6.67% of aggregate indebtedness ($5,000 if higher)		8,749
EXCESS NET CAPITAL	$	5,680
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	131,231
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		9.09 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART II OF
FORM X-17A-5 AS OF DECEMBER 31, 2023

Net capital, as reported in Company's part II Amended FOCUS report as filed on March 27, 2024	$	42,546
Adjustment to restate related party liabilities		(28,117)
Net capital per the preceding calculation	$	14,429

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS INDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 of SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not and will not hold customer funds or securities. The Company's busniess activities are limited to private placements of securities.

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Member
of Upmarket Securities LLC (f/k/a MX Securities LLC and Meixin Securities LLC)

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Upmarket Securities LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities, excluding Regulation A, Oil & Gas or EB-5 placements. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company’s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Upmarket Securities LLC’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company’s business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, New Jersey
March 27, 2024

Upmarket Securities, LLC's

Assertions Regarding Exemption Provisions

Upmarket Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities, excluding Regulation A, Oil & Gas or EB-5 placements and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry **PAB** accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Robert Daniels, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:________________________
Robert Daniels, CCO

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member of
Upmarket Securities LLC (f/k/a MX Securities LLC and Meixin Securities LLC):

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Upmarket Securities LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, New Jersey
March 27, 2024